FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February 2007

                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.













TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached :



BG Group plc



2. Reason for the notification (please place an X inside the appropriate bracket /s):



An acquisition or disposal of voting rights: (  X  )



An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )



An event changing the breakdown of voting rights: (    )



Other (please specify) : (    )

..................



3. Full name of person(s) subject to the notification obligation :



Legal & General Group Plc ( L&G)



4. Full name of shareholder(s) (if different from 3.) :



Legal & General Assurance (Pensions Management) Limited (PMC)



5. Date of the transaction (and date on which the threshold is crossed or reached if different):



02/02/2007



6. Date on which issuer notified:



05/02/2007



7. Threshold(s) that is/are crossed or reached:



From 3% - 4%(L&G)



8. Notified details:

A: Voting rights attached to shares


Class/type of shares         Situation previous to the Triggering transaction
if possible
using the ISIN CODE          Number of shares      Number of voting Rights


Resulting situation after the triggering transaction

Class/type of shares if     Number of shares         Number of voting rights              % of voting rights
possible using the ISIN
CODE
                            Direct                   Direct              Indirect         Direct    Indirect
                            116,458,766    3.29%     136,571,643         136,571,643
Ord 10p                                                                                   4.00
                            (Under S-198 on 27/01/03)


B: Financial Instruments

Resulting situation after the triggering transaction


Type of         Expiration Date      Exercise/Conversion       Number of voting rights     % of voting rights
financial                            Period/ Date              that may be acquired if the
instrument                                                     instrument is exercised/
                                                               converted.





Total (A+B)
Number of voting rights        % of voting rights

136,571,643                         4.00




9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :


Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings)
Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited
(Indirect) (LGIM)

Legal & General Group Plc (Direct)(L&G)(136,571,643 - 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management     Legal & General Insurance Holdings
(Holdings) Limited (Direct) (LGIMHD)      Limited (Direct) (LGIH)
(104,296,576 3.05% = PMC)

Legal & General Assurance (Pensions   Legal & General Assurance Society Limited
Management) Limited  (PMC) (104,296,576 3.05%    (LGAS & LGPL)
= PMC)
                                      Legal & General Pensions Limited (Direct)
                                      (LGPL)



Proxy Voting:



10. Name of the proxy holder:



N/A



11. Number of voting rights proxy holder will cease to hold:



N/A



12. Date on which proxy holder will cease to hold voting rights:



N/A



13. Additional information:



Notification using shares in issue figure of 3,411,975,326



14. Contact name:



Helen Lewis



15. Contact telephone number:



020 7528 6742
                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 06 February 2007                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary